SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Agilent Technologies, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

00846U-10-1
(CUSIP Number of Class of Securities of Underlying Common Stock)

D. Craig Nordlund, Esq.
Marie Oh Huber, Esq.
Bridget Logterman, Esq.
Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, California 94306
(650) 752-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Aaron J. Alter, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$154,092,334	$12,466.07

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 44,313,711 shares of common stock of Agilent Technologies, Inc. having an aggregate value of $154,092,334 as of May 14, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS
EX-99.(A)(1)(A)
EX-99.(A)(1)(B)
EX-99.(A)(1)(C)
EX-99.(A)(1)(D)
EX-99.(A)(1)(E)
EX-99.(A)(1)(F)
EX-99.(A)(1)(G)
EX-99.(A)(1)(H)
EX-99.(A)(1)(I)
EX-99.(A)(1)(J)
EX-99.(A)(1)(K)
EX-99.(A)(1)(L)
EX-99.(A)(1)(M)
EX-99.(A)(1)(N)
EX-99.(A)(1)(O)
EX-99.(A)(1)(P)
EX-99.(D)(1)
EX-99.(D)(2)

     This Tender Offer Statement on Schedule TO relates to an offer by Agilent Technologies, Inc., a Delaware corporation (“Agilent” or the “Company”), to exchange (the “Option Exchange”) options to purchase an aggregate of 44,313,711 shares of the Company’s common stock, whether vested or unvested, that have been granted under its 1999 Stock Plan, as amended and restated, with exercise prices greater than $25.00 per share (the “Eligible Options”) and that are held by eligible employees. These Eligible Options may be exchanged for new options that will be granted under the Company’s 1999 Stock Plan, as amended and restated (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange, dated May 20, 2003 (the “Offer to Exchange”), (ii) the Option Exchange website pages, and (iii) the Election Agreement. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(c), respectively. An “eligible employee” refers to all persons who are employees hired on or before 5:00 p.m., Pacific Time, on May 20, 2003, and who receive pay as regular employees of Agilent or one of its subsidiaries in Argentina, Australia, Austria, Belgium, Brazil, Canada, China, Denmark, Finland, France, Germany, Hong Kong, India, Ireland, Israel, Italy, Japan, Korea, Malaysia, Mexico, The Netherlands, New Zealand, Norway, Philippines, Puerto Rico, Russia, Singapore, Spain, Sweden, Switzerland, Taiwan, Thailand, the United Kingdom, the United States or Venezuela, and remain employees through the date on which the New Options are granted, except members of the Company’s Board of Directors and the Company’s executive officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and Address.

     Agilent is the issuer of the securities subject to the Option Exchange. The address of the Company’s principal executive office is 395 Page Mill Road, Palo Alto, California 94306 and the telephone number at that address is (650) 752-5000. The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning Agilent” is incorporated herein by reference.

     (b)  Securities.

     The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Option Exchange will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet,” and the sections under the caption “The Offer” titled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options,” “Source and amount of consideration; terms of new options” is incorporated herein by reference.

     (c)  Trading Market and Price.

     The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  Name and Address.

     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  Material Terms.

     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options,” “Conditions of the offer to exchange,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of new options,” “Status of options acquired by us in the offer to exchange; accounting consequences of the offer to exchange,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” “Extension of offer to exchange; termination; amendment,” and Schedules B through LL is incorporated herein by reference.

     (b)  Purchases.

     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and Section 16 executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e)  Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and Section 16 executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible option plans and related option agreements attached hereto as Exhibits (d)(1) and (d)(2) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  Purposes.

     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer—Purpose of the offer to exchange” is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “The Offer—Status of options acquired by us in the offer to exchange; accounting consequences of the offer to exchange” is incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the offer to exchange” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds.

     The information set forth in the Offer to Exchange under the caption “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.

     (b)  Conditions.

     Not applicable.

     (d)  Borrowed Funds.

     Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)  Securities Ownership.

     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and Section 16 executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

     (b)  Securities Transactions.

     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and Section 16 executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations.

     Not applicable.

Item 10. Financial Statements.

     (a)  Financial Information.

     The information set forth in Schedule KK to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Information concerning Agilent,” “The Offer—Additional information,” and “The Offer—Financial statements” is incorporated herein by reference. The Company’s annual report on Form 10-K and quarterly reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

     (b)  Pro Forma Information.

     Not applicable.

Item 11. Additional Information.

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under the caption “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

     (b)  Other Material Information.

     Not applicable.

Item 12. Exhibits.

(a)(1)(a)	Offer to Exchange Outstanding Options Under Our 1999 Stock Plan for New Options, dated May 20, 2003.

(a)(1)(b)	Option Exchange website pages.

(a)(1)(c)	Forms of Election Agreements.

(a)(1)(d)	Form of cover letter for paper election packets.

(a)(1)(e)	Form of Promise to Grant Stock Option and No Election Confirmation Message.

(a)(1)(f)	Human resources manager communication for use on or after May 20, 2003.

(a)(1)(g)	Forms of PIN notification for eligible employees.

(a)(1)(h)	May 20, 2003 e-mail communication to employees.

(a)(1)(i)	May 20, 2003 manager training slide set.

(a)(1)(j)	Option Exchange reminder e-mail communication to employees.

(a)(1)(k)	Supplementary Australia document.

(a)(1)(l)	Supplementary Belgium document.

(a)(1)(m)	Supplementary Japan document.

(a)(1)(n)	Mellon Investor Services LLC Auto Attendant Recorded U.S. Phone Line.

(a)(1)(o)	Supplementary New Zealand letter.

(a)(1)(p)	Communication to employees notified of Work Force Management.

(b)	Not applicable.

(d)(1)	Agilent 1999 Stock Plan, as amended and restated, and Amendment No. 1 thereto dated March 5, 2003 (“Amendment No. 1”).

(d)(2)	Forms of stock option agreement for Agilent 1999 Stock Plan, as amended and restated, and as amended by Amendment No. 1.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AGILENT TECHNOLOGIES, INC

/s/ D. Craig Nordlund

D. Craig Nordlund Senior Vice President, General Counsel and Secretary

Date: May 20, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(a)	Offer to Exchange Outstanding Options Under Our 1999 Stock Plan for New Options, dated May 20, 2003.

(a)(1)(b)	Option Exchange website pages.

(a)(1)(c)	Forms of Election Agreements.

(a)(1)(d)	Form of Cover letter for paper election packets.

(a)(1)(e)	Form of Promise to Grant Stock Option and No Election Confirmation Message.

(a)(1)(f)	Human resources manager communication for use on or after May 20, 2003.

(a)(1)(g)	Forms of PIN notification for eligible employees.

(a)(1)(h)	May 20, 2003 e-mail communications to employees.

(a)(1)(i)	May 20, 2003 manager training slide set.

(a)(1)(j)	Option Exchange reminder e-mail communication to employees.

(a)(1)(k)	Supplementary Australia document.

(a)(1)(l)	Supplementary Belgium document.

(a)(1)(m)	Supplementary Japan document.

(a)(1)(n)	Mellon Investor Services LLC Auto Attendant Recorded U.S. Phone Line.

(a)(1)(o)	Supplementary New Zealand letter.

(a)(1)(p)	Communication to employees notified of Work Force Management.

(b)	Not applicable.

(d)(1)	Agilent 1999 Stock Plan, as amended and restated, and Amendment No. 1 thereto.

(d)(2)	Forms of stock option agreement for Agilent 1999 Stock Plan, as amended and restated, and as amended by Amendment No. 1.

(g)	Not applicable.

(h)	Not applicable.